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                                 EXHIBIT (a)(3)


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                              PHARMAINVEST, L.L.C.

                                                                   March 3, 1999

                  OFFER TO PURCHASE FOR CASH AT $6,000 PER UNIT

Dear Holder:

PharmaInvest, L.L.C., a Delaware limited liability company, is offering to purchase from holders up to 3,000 outstanding units of limited partnership interest ("Units") of Paine Webber R&D Partners II, L.P. (the "Partnership"), representing 36.3% of the Partnership, at $6,000 net per Unit in cash (the "Purchase Price"). Pursuant to the requirements for tender offers, we have detailed the terms and conditions in the Offer to Purchase, enclosed with this letter. WE URGE YOU READ THE ENCLOSED MATERIAL CAREFULLY IN ORDER TO EVALUATE THE OFFER.

You may wish to tender your Units for a number of reasons:

o CURRENT REALIZATION OF VALUE OF UNITS. PHARMAINVEST'S PURCHASE PRICE OF $6,000 PER UNIT REPRESENTS APPROXIMATELY 10X AGGREGATE PRE-TAX DISTRIBUTIONS OF $606 PER UNIT MADE IN 1998 BY THE PARTNERSHIP, excluding a one-time payment of $150 per Unit made in March 1998 related to the settlement of litigation with Synergen Clinical Partners, L.P. Following the resolution of the Synergen litigation, substantially all of the value of the Partnership consists of REOPRO contingent payment rights which entitle the Partnership to receive royalty income based on the sales of REOPRO. REOPRO royalty payments will continue for 9 more years and will cease after the payment related to REOPRO sales in the fourth quarter of 2007.

o WITHIN RANGE OF GENERAL PARTNER'S AUGUST 1997 VALUATION. In a response to a tender offer made in August 1997 by an affiliate of PharmaInvest, PaineWebber Technologies II, L.P. (the "General Partner" of the Partnership) stated that it estimated the fair value of a Unit to be between $5,555 and $6,955. Since this valuation, $816 per Unit has been distributed. PharmaInvest is not aware of a more recent valuation made by the General Partner.

o COMPARABLE TO PRICE PAID TO LARGE INSTITUTIONAL HOLDER. In January of 1999, entities affiliated with PharmaInvest acquired 559 Units (approximately 6.8% of the Partnership) from a corporate pension fund for $3.4 million (approximately $6,080 per Unit).

o OPPORTUNITY TO LIQUIDATE AN OTHERWISE ILLIQUID ASSET. The Offer provides you the opportunity to liquidate your investment in the Units without transfer fees and transaction costs generally incurred in secondary market sales. Although there may be limited resale mechanisms through partnership matching services, the Purchaser is not aware of a formal trading market for the Units. In addition, the Offer may be attractive to certain Holders who wish to avoid the expenses, delays and complications of filing complex income tax returns resulting from Form K-1s necessitated by ownership of Units.

o REALIZATION OF LITIGATION PROCEEDS PRIOR TO SETTLEMENT OF LITIGATION. The litigation described in Section 8 of the OFFER TO PURCHASE was initiated in July 1995 and resulted in an agreement to settle being reached with Centocor in June 1997. AS OF THE DATE OF THIS OFFER, THE SETTLEMENT AGREEMENT HAS NOT BEEN APPROVED BY THE COURT. THE APPROVAL OF THE SETTLEMENT RELATED TO THE PARTNERSHIP'S LITIGATION WITH CENTOCOR WOULD RESULT IN AGGREGATE PAYMENTS OF APPROXIMATELY $880 PER UNIT. IN DETERMINING THE PURCHASE PRICE, PHARMAINVEST HAS ASSUMED ITS RECEIPT OF THESE PAYMENTS IN ITS PURCHASE PRICE AND WILL THEREFORE ASSUME THE RISK OF THE LITIGATION SETTLEMENT BEING APPROVED. Under the proposed settlement, if and when approved, the Holders of Units would receive: i) a one-time settlement payment of $9.3 million (net of attorney's fees of $1.5 million), of which approximately $4.0 million corresponds to the Partnership ($480 per Unit),
     ii) a one-time sales milestone payment (when REOPRO sales exceed $600 million on a cumulative basis) of $5 million, of which approximately $2.3 million corresponds to the Partnership ($270 per Unit), and iii) an estimated make-up payment to the Partnership of $1.1 million ($130 per Unit), that represents the difference between the payments based on the revised royalty rates under the settlement and the actual payments made by Centocor (over the last eight quarters). The settlement also provides for contingent milestone payments of $0.8 million to

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     the Partnership ($95 per Unit) related to the approval and launch of REOPRO in Japan (possibly around the year 2001). Tendering Holders will not receive any of these proceeds, if paid.

o SIGNIFICANT PASSIVE LOSS CARRYFORWARD. Based on information provided by the General Partner, a limited partner who had held Units since inception of the Partnership (an "Original Holder") had incurred CUMULATIVE NET PASSIVE ACTIVITY LOSSES OF APPROXIMATELY $5,882 PER UNIT, as of year-end 1996. If you are an original Holder and have not already used these losses in prior years to offset passive activity income from other investments, the sale of your Unit(s), to the extent such sale is a "complete disposition" of your Unit(s), may enable you to use the losses this year. Although this passive loss carryforward will have been reduced somewhat from year-end 1996, should a Holder decide to tender his or her Units, a significant portion of the gain from the sale ($6,000 per Unit, in the case of an Original Holder or Holder with zero basis in the Units) should be offset and therefore minimally taxed. The Purchaser is not aware of a more recent calculation by the General Partner of passive losses. PHARMAINVEST IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. ACTUAL TAX CONSEQUENCES WILL DEPEND ON EACH HOLDER'S PARTICULAR TAX SITUATION, INCLUDING, BUT NOT LIMITED TO, THE LENGTH OF TIME THE HOLDER HAS HELD THE UNITS AND THE HOLDER'S STATUS AS A U.S. TAX RESIDENT. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACCEPTING THE OFFER.

o VALUE DEPENDENT ON ONE PRODUCT. Largely all of the value of the Partnership is based on the right to receive royalties on the future sales of REOPRO. While the sales of REOPRO have grown over the last several years, there can be no assurance that they will continue to do so. Two other competing products were launched in 1998: Merck's AGGRASTAT and Cor Therapeutics/Schering Plough's INTEGRILIN. Several other potentially competitive products are in clinical development. Accordingly, there can be no assurance that these products will not adversely affect the sales of REOPRO.

The Offer will expire at 12:00 midnight, New York City time, March 31, 1999. You can tender your Units by signing the LETTER OF TRANSMITTAL, obtaining a Medallion Guarantee (See Instructions, Section 2) and mailing the LETTER OF TRANSMITTAL in the enclosed postage-paid envelope. If you have any questions or need assistance, please call our information agent, MacKenzie Partners, Inc., at
(800) 322-2885; or Mike Herman of Pharmaceutical Partners at (800) 600-1450.



Sincerely,

PharmaInvest, L.L.C.